KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

23 June, 2005


05009392

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL



Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 23 June, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager


Liisa Siren
Communications Assistant

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The new 31,500 shares subscribed for with option rights pursuant to KCI Konecranes Plc's stock option of the 1999B (1,500 shares) and 2003A (30,000 shares) plans have been recorded in the Trade Register on 23 June, 2005.

Following these subscriptions KCI Konecranes' share capital increased by EUR 63,000, totalling EUR 28,696,260. The total number of shares increased by 31,500 shares from 14,316,630 to 14,348,130.

Trading in these shares will start on or about 27 June, 2005.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager


PROCESSING
SECTION

FURTHER INFORMATION
KCI Konecranes Plc
Franciska Janzon, IR Manager
Phone +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media